Exhibit 99.4

CONSENT OF PERSON ABOUT TO BECOME A DIRECTOR

Pursuant to Section 230.438 of Regulation C promulgated under the Securities Act of 1933, as amended, in connection with the Registration Statement on Form S-4 (the “Registration Statement”) of First Federal Bancshares of Arkansas, Inc. (“First Federal”) relating to the merger agreement by and between First Federal and First National Security Company, the undersigned hereby consents to being named in the joint proxy statement/prospectus which forms a part of the Registration Statement as a person who is expected to become a director of First Federal upon consummation of the merger contemplated in such merger agreement.

Date: August 27, 2013

/s/ John H. Hendrix
John H. Hendrix